UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on new Ombudsman

—

Rio de Janeiro, November 11, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that on 11/12/2021 the term of the Ombudsman Mário Vinicius Claussen Spinelli, who held the position since November 2015, will end. Petrobras' Board of Directors approved the nomination of Luiz Cristiano Oliveira de Andrade to take over as Ombudsman, starting as of 11/13/2021, for a three-year term, with the possibility of reappointment for an equal period, in accordance with the rules of the Federal Interministerial Commission for Corporate Governance and Management of Government Equities (CGPAR).

Luiz Cristiano de Andrade worked at Petrobras' Legal Department and General Ombudsman Office until 2016, when he was selected to be executive manager of the General Ombudsman Office at Transpetro. With a degree in Law and a master's degree in Social History, the new Ombudsman is a professor of Administrative Law and coordinator of the Postgraduate Program in Economic and Regulatory Law at PUC-Rio.

Petrobras appreciates the important work of Mário Vinicius Claussen Spinelli as Petrobras’ Ombudsman since November 2015.

About the Petrobras’ General Ombudsman Office

In 2015, Petrobras initiated the restructuring of the General Ombudsman Office, contributing, shortly thereafter, to the company's integrity system to become a reference in the country and receive international recognition. The challenge was marked by overcoming and innovation. The team, led by Mário Spinelli, improved controls and expanded the area's activities, by implementing new practices in the interaction with the various stakeholders, regarding approach, hospitality, resolution of conflicts and decision-making processes.

The company's denouncement channel was structured, with the development of risk classification procedures and a consistent methodology for the prevention and investigation of cases of moral and sexual harassment and discrimination. The increase in the complaint handling processes was recognized by the control bodies and was mentioned by the Organization for Economic Cooperation and Development (OECD) as an example of performance.

The new way of acting brought results and recognition to the area. During the height of the COVID-19 pandemic, the General Ombudsman Office developed a business intelligence dashboard for quick and accurate decisions, as well as a Goods and Services dashboard. By exploiting the potential of the data generated, it was possible to support important processes with more agility and precision.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

The initiative was recognized, in 2020, with an award in the Good Practices Contest of the National Ombudsman Network of the Office of the Comptroller General (CGU).

In the area of transparency, the Petrobras’ General Ombudsman Office has improved its processes for responding to requests for access to information. The Transparency Portal was reformulated, aiming to meet all the active transparency requirements demanded by the CGU, a fact that elevated Petrobras to the 1st place in the control agency's ranking, which encompasses more than 300 federal agencies and companies.

With regards to the General Law on Personal Data Protection, the General Ombudsman Office took part of the systematization that enabled the Ombudsman to play the role of the person in charge of handling personal data in the company, bringing it into compliance with the law.

The results obtained by the Ombudsman-General Office shows its ability to overcome and learn, demonstrating its fundamental role in the culture of integrity at Petrobras.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer